April 26, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Patrick Fullem Asia Timmons-Pierce Jeff Gordon Andrew Blume

RE:	Interactive Strength Inc.
Registration Statement Form S-1 (File No. 333-269246)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Aegis Capital Corp. hereby join Interactive Strength Inc. (the “Registrant”) in requesting that the U.S. Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement to become effective at 3:30 p.m. Eastern Time, April 27, 2023, or as soon as practicable thereafter, or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the Division of Corporation Finance of the Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that there have been, or there will be, distributed to each underwriter or dealer who is reasonably anticipated to participate in the distribution of the securities as many copies of the preliminary prospectus as appears to be reasonable to secure adequate distribution.

We, as the underwriter, have complied and will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended, to the extent applicable.

By:	AEGIS CAPITAL CORP.

	By:	/s/ Griffin Cassagne
Name: Griffin Cassagne
Title: Executive Vice President

cc:	Trent A. Ward, Interactive Strength Inc.

Michael J. Madigan, Interactive Strength Inc.

Davina K. Kaile, Pillsbury Winthrop Shaw Pittman LLP

Julie Park, Pillsbury Winthrop Shaw Pittman LLP

Alexander W. Powell, Jr., Kaufman & Canoles, P.C.